NO ACT

PE
10-19-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09012395

October 22, 2009

T. Christopher Pledger
Kutak Rock LLP
Suite 2000
124 West Capitol Avenue
Little Rock, AR 72201-3706

Received SEC
OCT 2 2 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 10-22-09

Re: Tyson Foods, Inc.

Dear Mr. Pledger:

This is in regard to your letter dated October 19, 2009 concerning the shareholder proposal submitted by People for the Ethical Treatment of Animals for inclusion in Tyson Foods' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Tyson Foods therefore withdraws its October 1, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Stephanie Corrigan, Corporate Liaison
PETA Corporate Affairs
People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

KUTAK ROCK LLP

SUITE 2000
124 WEST CAPITOL AVENUE
LITTLE ROCK, ARKANSAS 72201-3706

501-975-3000
FACSIMILE 501-975-3001

www.kutakrock.com

NORTHWEST ARKANSAS OFFICE

THE THREE SISTERS BUILDING
214 WEST DICKSON STREET
FAYETTEVILLE, ARKANSAS 72701-5221
479-973-4200

ATLANTA
CHICAGO
DENVER
DES MOINES
FAYETTEVILLE
IRVINE
KANSAS CITY
LOS ANGELES
OKLAHOMA CITY
OMAHA
RICHMOND
SCOTTSDALE
WASHINGTON
WICHITA

CHRIS PLEDGER
chris.pledger@kutakrock.com
(501) 975-3000

October 19, 2009

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Tyson Foods, Inc. – Notice of Intent to Withdraw No-Action Request Submitted October 1, 2009, Seeking to Omit Shareholder Proposal of People for the Ethical Treatment of Animals

Ladies and Gentlemen:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 and *Staff Bulletin No. 14* (July 13, 2001), this letter is submitted on behalf of Tyson Foods, Inc., a Delaware corporation ("Tyson"), to notify the Securities and Exchange Commission (the "Commission") of Tyson's intention to withdraw a no-action request submitted to the staff of the Division of Corporate Finance (the "Staff") on October 1, 2009 (the "No-Action Request"). The No-Action Request sought confirmation that the Staff would not recommend enforcement action to the Commission if Tyson, relying on Rule 14a-8, excluded from its proxy materials for its 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials") a shareholder proposal (the "Proposal") submitted to Tyson by the People for the Ethical Treatment of Animals ("PETA").

On October 14, 2009, Stephanie Corrigan, Corporate Liaison for PETA, sent an e-mail message to Tyson, attorneys at Kutak Rock LLP, and the Staff, stating that the message was intended "to serve as verification that PETA has withdrawn" the Proposal. A full copy of the e-mail message is attached as Exhibit A. As a result of PETA's decision to withdraw its Proposal, Tyson no longer wishes to pursue the No-Action Request and is providing this letter to express its intention to withdraw the No-Action Request so that the Staff may allocate its resources to other pending requests and matters.

Pursuant to *Staff Bulletin No. 14* (July 13, 2001) and in order for the Staff to process Tyson's withdrawal request efficiently, we offer the following:

- PETA withdrew the Proposal per an e-mail message received from Stephanie Corrigan dated October 14, 2008.

- A copy of that e-mail message is attached as Exhibit A.

- There are no other eligible shareholders whose agreement is required to effectively withdraw the Proposal.

- Tyson has not agreed to include a revised version of the Proposal in the 2010 Proxy Materials.

- Tyson is withdrawing the No-Action Request filed on October 1, 2009.

Pursuant to Rule 14a-8(j) and *Staff Bulletin No. 14D* (November 7, 2008), we have submitted this withdrawal letter and ~~its attachments to the Commission via~~ email at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to PETA as notification of Tyson's intention to withdraw the No-Action Request.

Please do not hesitate to call me at (501) 975-3112 if I can be of any further assistance in this matter. In my absence, you may contact my partner, Daniel Heard, at (501) 975-3133.

Thank you for your consideration.

Respectfully Submitted,

T. Christopher Pledger

cc: R. Read Hudson, Vice President, Associate General Counsel and Secretary, Tyson Foods, Inc.

Ms. Stephanie Corrigan
Corporate Liaison, PETA Corporate Affairs
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

Enclosures

EXHIBIT A

[redacted]

From: Stephanie Corrigan [stephaniec@peta.org]
Sent: Wednesday, October 14, 2009 1:39 PM
To: Pledger, T. Christopher; shareholderproposals@sec.gov
Cc: Hudson, Read; Brett.Worlow@tyson.com; Heard, Daniel L.
Subject: RE: Tyson Foods, Inc. - Notice of Intent to Omit from Proxy Materials Shareholder Proposal of People for the Ethical Treatment of Animals

Dear Mr. Pledger,

Please allow this e-mail to serve as verification that PETA has withdrawn the below-mentioned shareholder proposal.

Sincerely,
Stephanie Corrigan

Stephanie Corrigan, Corporate Liaison
PETA Corporate Affairs
323-644-7382 ext. 24
StephanieC@peta.org

-----Original Message-----
From: Pledger, T. Christopher [mailto:Christopher.Pledger@kutakrock.com]

Sent: Thursday, October 01, 2009 1:27 PM
To: shareholderproposals@sec.gov
Cc: 'Hudson, Read'; 'Brett.Worlow@tyson.com'; Heard, Daniel L.; Stephanie Corrigan
Subject: Tyson Foods, Inc. - Notice of Intent to Omit from Proxy Materials Shareholder Proposal of People for the Ethical Treatment of Animals

Ladies and Gentlemen:
The attached letter is submitted on behalf of Tyson Foods, Inc., a Delaware corporation ("Tyson"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of Tyson's intention to exclude from its proxy materials for its 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials") a shareholder proposal (the "Proposal") from the People for the Ethical Treatment of Animals ("PETA"). Tyson requests confirmation that the staff of the Division of Corporate Finance will not recommend enforcement action to the Commission if Tyson excludes the Proposal from its 2010 Proxy Materials in reliance on Rule 14a-8.
Pursuant to Rule 14a-8(j) and Staff Bulletin No. 14D (November 7, 2008), we have submitted the attached letter and its attachments to the Commission via email at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to PETA as notification of Tyson's intention to omit the Proposal from its 2010 Proxy Materials.
We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.
Please let us know if you have any questions, comments or concerns.
Regards,
Chris

Chris Pledger
Kutak Rock LLP
124 West Capitol Avenue
Suite 2000
Little Rock, Arkansas 72201-3706
Main: 501.975.3000
Direct Dial: 501.975.3112

Facsimile: 501.975.3001
Chris.Pledger@KutakRock.com

[redacted]

From: Stephanie Corrigan [stephaniec@peta.org]
Sent: Wednesday, October 14, 2009 2:39 PM
To: Pledger, T. Christopher; shareholderproposals
Cc: Hudson, Read; Brett.Worlow@tyson.com; Heard, Daniel L.
Subject: RE: Tyson Foods, Inc. - Notice of Intent to Omit from Proxy Materials Shareholder Proposal of People for the Ethical Treatment of Animals

Follow Up Flag: Follow up
Flag Status: Completed

Dear Mr. Pledger,

Please allow this e-mail to serve as verification that PETA has withdrawn the below-mentioned shareholder proposal.

Sincerely,
Stephanie Corrigan

Stephanie Corrigan, Corporate Liaison
PETA Corporate Affairs
323-644-7382 ext. 24
StephanieC@peta.org

-----Original Message-----
From: Pledger, T. Christopher [mailto:Christopher.Pledger@kutakrock.com]

Sent: Thursday, October 01, 2009 1:27 PM
To: shareholderproposals@sec.gov
Cc: 'Hudson, Read'; 'Brett.Worlow@tyson.com'; Heard, Daniel L.; Stephanie Corrigan
Subject: Tyson Foods, Inc. - Notice of Intent to Omit from Proxy Materials Shareholder Proposal of People for the Ethical Treatment of Animals

Ladies and Gentlemen:
The attached letter is submitted on behalf of Tyson Foods, Inc., a Delaware corporation ("Tyson"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange

Commission (the "Commission") of Tyson's intention to exclude from its proxy materials for its 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials") a shareholder proposal (the "Proposal") from the People for the Ethical Treatment of Animals ("PETA"). Tyson requests confirmation that the staff of the Division of Corporate Finance will not recommend enforcement action to the Commission if Tyson excludes the Proposal from its 2010 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and Staff Bulletin No. 14D (November 7, 2008), we have submitted the attached letter and its attachments to the Commission via email at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to PETA as notification of Tyson's intention to omit the Proposal from its 2010 Proxy Materials.

We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

Please let us know if you have any questions, comments or concerns.

Regards,

Chris

Chris Pledger
Kutak Rock LLP
124 West Capitol Avenue
Suite 2000
Little Rock, Arkansas 72201-3706
Main: 501.975.3000
Direct Dial: 501.975.3112
Facsimile: 501.975.3001
Chris.Pledger@KutakRock.com

BE USED OR REFERRED TO IN THE PROMOTING, MARKETING OR RECOMMENDING OF ANY ENTITY, INVESTMENT PLAN OR ARRANGEMENT, AND SUCH ADVICE IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY A TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE INTERNAL REVENUE CODE.

KUTAK ROCK LLP

SUITE 2000
124 WEST CAPITOL AVENUE
LITTLE ROCK, ARKANSAS 72201-3706

501-975-3000
FACSIMILE 501-975-3001

www.kutakrock.com

NORTHWEST ARKANSAS OFFICE

THE THREE SISTERS BUILDING
214 WEST DICKSON STREET
FAYETTEVILLE, ARKANSAS 72701-5221
479-973-4200

ATLANTA
CHICAGO
DENVER
DES MOINES
FAYETTEVILLE
IRVINE
KANSAS CITY
LOS ANGELES
OKLAHOMA CITY
OMAHA
RICHMOND
SCOTTSDALE
WASHINGTON
WICHITA

DANIEL L. HEARD
daniel.heard@kutakrock.com
(501) 975-3000

October 1, 2009

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Tyson Foods, Inc. – Notice of Intent to Omit from Proxy Materials Shareholder Proposal of People for the Ethical Treatment of Animals

Ladies and Gentlemen:

This letter is submitted on behalf of Tyson Foods, Inc., a Delaware corporation ("Tyson"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of Tyson's intention to exclude from its proxy materials for its 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials") a shareholder proposal (the "Proposal") from the People for the Ethical Treatment of Animals ("PETA"). Tyson requests confirmation that the staff of the Division of Corporate Finance (the "Staff") will not recommend enforcement action to the Commission if Tyson excludes the Proposal from its 2010 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Bulletin No. 14D* (November 7, 2008), we have submitted this letter and its attachments to the Commission via email at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to PETA as notification of Tyson's intention to omit the Proposal from its 2010 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

Tyson intends to file its 2010 Proxy Materials on or about December 22, 2009.

The Proposal

Tyson received the Proposal on August 31, 2009. A full copy of the Proposal is attached as Exhibit A. The Proposal's resolution reads as follows:

> **RESOLVED**, that to advance both Tyson Foods' financial interests and the welfare of its birds, shareholders encourage the Board to phase in controlled-atmosphere killing (CAK), a less cruel method of slaughter, within a reasonable timeframe.

Bases for Exclusion of the Proposal

Tyson believes that the Proposal may be properly omitted from the 2010 Proxy Materials pursuant to Rule 14a-8 for the reasons set forth below:

I. The Proposal may be properly excluded under Rule 14a-8(i)(12)(ii) because it deals with substantially the same subject matter as two prior proposals that were included in Tyson's 2006 and 2007 proxy materials and, when previously submitted, the prior proposals did not receive the support necessary for resubmission.

Rule 14a-8(i)(12)(ii) under the Exchange Act provides that if a shareholder proposal deals with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years."

In Tyson's proxy materials for its 2006 Annual Meeting of Shareholders held on February 3, 2006, Tyson included a shareholder proposal submitted by PETA (the "2006 Previous Proposal") that addressed controlled-atmosphere killing. A full copy of the 2006 Previous Proposal as it appeared in Tyson's 2006 proxy materials is attached hereto as Exhibit B. The 2006 Previous Proposal's resolution reads as follows:

> **Resolved:** Shareholders request that the board of directors issue a report to shareholders by August 2006, prepared at reasonable cost and omitting proprietary information, on the feasibility of Tyson phasing in controlled-atmosphere killing in all of our approximately 40 U.S. poultry slaughterhouses within a reasonable timeframe, with a focus on the animal welfare and economic benefits that this technology could bring to our company.

Again in Tyson's proxy materials for its 2007 Annual Meeting of Shareholders held on February 2, 2007, Tyson included a shareholder proposal submitted by PETA (the "2007 Previous Proposal" and, together with the 2006 Previous Proposal, the "Previous Proposals"), which also addressed controlled-atmosphere killing. A full copy of the 2007 Previous Proposal as it appeared in Tyson's 2007 proxy materials is attached hereto as Exhibit C. The 2007 Previous Proposal's resolution reads as follows:

> NOW, THEREFORE, BE IT RESOLVED that shareholders request that the board of directors make transparent to shareholders Tyson's progress to "research and evaluate and implement" CAK. This report should be prepared by the end of July 2007 at a reasonable cost and should omit proprietary information.

The Previous Proposals and the Proposal are part of a series of proposals submitted by PETA in recent years regarding controlled-atmosphere killing. PETA has submitted similar shareholder proposals on controlled-atmosphere killing to a number of companies, including ConAgra Foods, Inc., Hormel Foods Corporation, Pilgrim's Pride Corporation, and SUPERVALU, Inc.

Although the exact language and requested action of the Proposal and the Previous Proposals differ, the focus and substantive concern of both the Previous Proposals and the Proposal relate to controlled-atmosphere killing as an alternative slaughter method to the electric stunning method currently used by Tyson and the vast majority of the processors in the U.S. chicken industry. The 2006 Previous Proposal requested a report on the feasibility of phasing in controlled-atmosphere killing. The 2007 Previous Proposal requested Tyson's Board to issue a report to Tyson's shareholders on its progress "to research and evaluate and implement" controlled-atmosphere killing. Similarly, in the current Proposal, PETA requests that Tyson phase in controlled-atmosphere killing. Not only are the substantive concerns in the Previous Proposals and the Proposal substantially similar, PETA uses similar language in the Previous Proposals and the Proposal to support its resolutions. The Previous Proposals and the Proposal each discuss the welfare of animals, the financial and employee safety benefits that the proposals claim can be achieved through use of controlled-atmosphere killing, and even utilize very similar language to describe the electric stunning method such as "dumping," "shackling," "slitting their throats," "broken bones," and "scalding-hot water tanks," "scalding feather-removal tanks," or "scalding hot-water tanks." It is clear that the focus and substantive concern of both the Previous Proposals and the Proposal deal with "substantially the same subject matter," controlled-atmosphere killing.

The requirement in Rule 14a-8(i)(12) that the proposals must deal with "substantially the same subject matter" does not mean that the previous proposal or proposals and the current proposal sought to be excluded must be identical. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended Rule 14a-8(i)(12) in 1983 to permit the exclusion of a proposal that "deals with substantially the same subject matter." In *SEC Release No. 34-20091* (August 16, 1983), the Commission explained that the purpose of the amendment was to divert the attention away from the specific language used in or the actions proposed by the proposal and toward the "substantive concerns raised by a proposal."

In implementing Rule 14a-8(i)(12), the Staff has increasingly focused on the substantive concerns raised by the proposal as the essential consideration, rather than the specific language used in the proposal or corporate action proposed to be taken. Under this standard, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal sought to be excluded shares similar social and policy issues with a prior proposal, even if the proposal recommended that the company take different actions and used different language. *See Abbott Laboratories*, SEC No-Action Letter (Feb. 28, 2006) (proposal by PETA requesting a report on the feasibility of amending the company's current policies regarding animal welfare to extend to contract laboratories was excludable as it related to substantially the same subject matter, animal testing, as a prior proposal requesting the company commit to using only non-animal testing methods); *Medtronic Inc.*, SEC No-Action Letter (June 2, 2005) and *Bank of America Corp.*, SEC No-Action Letter (Feb. 25, 2005) (both proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); and *Dow Jones & Co., Inc.*, SEC No-Action Letter (Dec. 17, 2004) (proposal requesting that the company publish in its proxy materials information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations).

More recently, the Staff has concluded that proposals related to controlled-atmosphere killing were excludable under Rule 14a-8(i)(12) in both *SUPERVALU, Inc.*, SEC No-Action Letter (Mar. 27, 2009) and *Pilgrim's Pride Corp.*, SEC No-Action Letter (Nov. 6, 2006). In both cases, the proposals, which were submitted by PETA to each of SUPERVALU, Inc. and Pilgrim's Pride Corp., were almost identical to the Proposal and the Previous Proposals that are the subject of Tyson's current no-action request. The Staff concluded in each of the instances that the proposals at issue dealt with the same substantive concerns and thus substantially the same subject matter as the previously submitted proposals, regardless of whether PETA utilized different terms and requested corporate actions.

In *Pilgrim's Pride, Corp.*, SEC No-Action Letter (Nov. 6, 2006), the Staff agreed with Pilgrim's Pride, Corp. that a proposal to make transparent to shareholders the details of the company's evaluations of controlled-atmosphere killing was excludable under Rule 14a-8(i)(12) because it dealt with substantially the same subject matter as a prior proposal that requested the company report on the feasibility of requiring its suppliers to phase in controlled-atmosphere killing. Similarly, in *SUPERVALU, Inc.*, SEC No-Action Letter (Mar. 27, 2009), the Staff agreed with SUPERVALU, Inc. that three proposals regarding controlled-atmosphere killing, though somewhat different in their terms and requests, "clearly address the same substantive concern and thus substantially the same subject matter for purposes of Rule 14a-8(i)(12)," and the proposal was excluded pursuant to Rule 14a-8(i)(12).

Because the Previous Proposals and the Proposal involve "substantially the same subject matter" (i.e., controlled-atmosphere killing) for purposes of Rule 14a-8(i)(12)(ii), Tyson may exclude the Proposal if Tyson's shareholders have voted on a shareholder proposal involving controlled-atmosphere killing during the previous 3 calendar years, and the proposal received less than 6% of the vote. As evidenced in Exhibit D, when the 2007 Previous Proposal was voted upon by Tyson's shareholders, the proposal received 13,373,412 "for" votes and 955,468,356 "against" votes. Pursuant to *Staff Bulletin No. 14* (July 13, 2001), only votes cast "for" and "against" a proposal are included in the calculation of the shareholder vote on the proposal. Accordingly, the number of shares voting "for" the 2007 Previous Proposal constituted approximately 1.38% of the total number of shares voting on the 2007 Previous Proposal, well below the 6% threshold established in Rule 14a-8(i)(12)(ii) and necessary for resubmission.

The 2007 Previous Proposal was submitted to and voted on by Tyson's shareholders at the 2007 Annual Meeting of Shareholders. When interpreting the phrase "calendar years" as it is used in Rule 14a-8(i)(12), the Staff does not look at the specific dates of company meetings. *See Staff Bulletin No. 14* (Jul. 13, 2001). Rather, it looks at the calendar year in which a meeting was or will be held. *Id.* Tyson's 2010 Annual Meeting of Shareholders will occur within three calendar years of the 2007 Annual Meeting of Shareholders (regardless of the actual meeting dates) as required under Rule 14a-8(i)(12). Consequently, Tyson is permitted to exclude the Proposal from its 2010 Proxy Materials under Rule 14a-8(i)(12)(ii).

II. The Proposal may be properly excluded under Rule 14a-8(i)(12)(i) because it deals with substantially the same subject matter as a prior proposal that was included in Tyson's 2007 proxy materials and did not receive the support necessary for resubmission.

If the Staff does not agree with Tyson that the Previous Proposals deal with substantially the same subject matter, then Rule 14a-8(i)(12)(ii) would not be applicable to the facts at hand because the shareholder proposals would not be deemed to have been proposed twice previously in the preceding 5 calendar years as required under Rule 14a-8(i)(12)(ii). However, in the event this occurs, Tyson believes that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(12)(i) under the Exchange Act. Rule 14a-8(i)(12)(i) provides that if a shareholder proposal deals with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . less than 3% of the vote if proposed once within the preceding 5 years."

For identical reasons stated in Part I of this letter, Tyson believes that the Proposal deals with substantially the same subject matter as the 2007 Previous Proposal (even if the Staff concludes that the 2006 Previous Proposal and the 2007 Previous Proposal do not deal with substantially the same subject matter). Furthermore, the 2007 Previous Proposal did not receive the support necessary (i.e., 3% of the vote) to avoid exclusion under Rule 14a-8(i)(12)(i). *See* Exhibit D (the number of shares voting "for" the 2007 Previous Proposal constituted approximately 1.38% of the total number of shares voting on the 2007 Previous Proposal).

Consequently, even if the Staff does not conclude that the 2006 Previous Proposal and the 2007 Previous Proposal deal with substantially the same subject matter, Tyson may still exclude the Proposal from its 2010 Proxy Materials under Rule 14a-8(i)(12)(i) because it deals with substantially the same subject matter as the 2007 Previous Proposal, and the 2007 Previous Proposal did not receive the necessary shareholder support for resubmission when voted on at Tyson's 2007 Annual Meeting of Shareholders.

III. The Proposal may be properly excluded under Rule 14a-8(i)(7) because it deals with a matter relating to Tyson's ordinary business operations.

Pursuant to Rule 14a-8(i)(7) under the Exchange Act, a shareholder proposal may be excluded from a company's proxy statement if the proposal "deals with a matter relating to the company's ordinary business operations." The Commission stated that the policy underlying this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). The Commission also noted that the exclusion rests on two central policy considerations. *Id.* The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The other relates to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

A. The Proposal deals with a matter relating to Tyson's ordinary business operations.

As the world's largest meat protein company and the second-largest food production company in the Fortune 500, Tyson's business is complex. In making any decision regarding Tyson's chicken processing, operations, or investments in new technologies, Tyson's management considers a broad spectrum of business factors and economic risks that may affect Tyson's financial integrity, operations, and sustainability. Tyson's slaughter methods are no exception. The Proposal interferes with management's ability to run Tyson because decisions regarding the most effective, financially-sound, and feasible method of slaughtering chickens should reside with Tyson's management. Tyson's electric stunning method is recognized as an acceptable slaughter method by the United States Department of Agriculture, is a scientifically validated method, and is used by the vast majority of the processors in the U.S. chicken industry. Tyson's evaluation as whether or not to continue using the electric stunning method or adopt an alternative slaughter method, such as controlled-atmosphere killing, is so closely related to Tyson's ordinary business operations that such complex decisions should remain exclusively with Tyson management. Tyson believes that the Proposal is excludable under Rule 14a-8(i)(7) because it relates to Tyson's ordinary business activities, namely, Tyson's slaughter method that it and the vast majority of the processors in the U.S. chicken industry currently utilize in their chicken operations. The Proposal seeks to compel the Board to implement controlled-atmosphere killing as the primary poultry slaughter method used by Tyson. In doing so, the Proposal interferes with management's ability to run Tyson's day-to-day operations.

B. The Proposal seeks to micro-manage Tyson by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The determination of what is the best slaughter method for Tyson is far outside the knowledge and expertise of average shareholders because shareholders presumably lack necessary training in agricultural science, slaughter methods, food safety, production methods and quality, product development, ergonomics, labor costs, the safety of humans involved in the slaughter process, employee turnover, technical difficulties in installing and operating new equipment, and the financial implications of abandoning existing operations and implementing entirely new technology at Tyson's numerous slaughterhouses. Tyson, however, has a team of professionals that are committed to and actively engaged in considering alternative slaughter methods. In fact, Tyson has even asked agricultural professionals at the University of Arkansas to initiate an independent study regarding controlled-atmosphere killing, as a follow up to Tyson's own preliminary study into controlled-atmosphere killing.

The Staff on numerous occasions has taken the position that a company's selection of ingredients or materials for inclusion in its products, within parameters established by state and federal regulation, are matters relating to the company's ordinary business within the meaning of Rule 14a-8(i)(7). *See The Coca-Cola Co.*, SEC No-Action Letter (Jan. 22, 2007) (permitting exclusion of a proposal that the company stop caffeinating its root beer and other beverages, as well as adopt specific requirements relating to labeling caffeinated beverages); *Seaboard Corp.*, SEC No-Action Letter (Mar. 3, 2003) (permitting exclusion of a proposal relating to the type and amounts of antibiotics given to healthy animals); *Hormel Foods Corp.*, SEC No-Action Letter (Nov. 19, 2002) (permitting exclusion of a proposal relating to a review of and report on the use of antibiotics by meat suppliers); and *Borden, Inc.*, SEC No-Action Letter (Jan. 16, 1990) (permitting exclusion of a proposal relating to the use of food irradiation processes as relating to the choice of processes and supplies used in the preparation of the company's products). Tyson believes that a company's selection of methods by which to prepare its products, including slaughter methods, is analogous to the decisions related to ingredients and materials selection at issue in *Coca-Cola, Seaboard, Hormel* and *Borden.*

In the present case, the Proposal addresses Tyson management's decisions regarding the method by which Tyson slaughters chickens for use in its products. In establishing Tyson's slaughter methods, just as with any decision regarding ingredients or materials to be used in any particular product, whether a food product, packaging or otherwise, Tyson takes into account a number of factors, including governmental rules and regulations, credible scientific information, consumer preferences, animal well-being, food safety, and product quality. Such decisions are fundamental to management's ability to run Tyson on a day-to-day basis, and shareholders are not in a position to make an informed judgment on highly technical matters such as slaughter methods.

C. The Proposal does not fit within the Staff's "environment or public health" exception.

Tyson does acknowledge that in *Staff Bulletin No. 14C* (June 28, 2005), the Staff, offering an exception to the exclusion found in Rule 14a-8(i)(7), made clear that shareholder proposals relating to ordinary business operations that focus on sufficiently significant social policy issues generally would not be considered to be excludable because such proposals would transcend day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. However, merely because a shareholder proposal deals with a subject that may touch on a social policy does not mean that this exception applies. *Hormel Foods Corp.*, SEC No-Action Letter (Nov. 19, 2002). We note that PETA failed to point out any specific instance or provide any evidence that Tyson's existing slaughter method increases human health risks or harms the environment. While Tyson agrees that animal welfare is an important social policy issue, it is a topic that the Proposal merely touches upon. The Proposal also touches upon the financial impact, employee safety benefits, and increased yield quality that the Proposal claims would result if Tyson phased in controlled-atmosphere killing. As discussed above, Tyson continues to research, evaluate and implement advances in the science of animal handling, care, and slaughter. However, Tyson's current slaughter method adheres to widely accepted industry standards. Thus, it does not raise a sufficiently significant social policy issue that will trigger the Staff's "environment or public health" exception.

Finally, in order to satisfy the requirements of the Staff's "environment or public health" exception, the entire shareholder proposal must fall within the exception. If even a portion of the Proposal satisfies the requirements of Rule 14a-8(i)(7), the entire Proposal may be excluded from Tyson's 2010 Proxy Materials. *See International Business Machines*, SEC No-Action Letter (Jan. 9, 2008). *See also International Business Machines*, SEC No-Action Letter (Jan. 9, 2001, reconsideration denied Feb. 14, 2001) (the Staff expressly concurring that the proposal was excludable because "a portion of the proposal relates to ordinary business operations"); and *General Electric Company*, SEC No-Action Letter (Feb. 10, 2000) (concurring in exclusion of a proposal where only a portion of it implicated ordinary business matters). As shown by the no-action letters cited in the previous sentence, the Staff has regularly concurred that when any portion of a proposal implicated ordinary business matters sufficient to trigger Rule 14a-8(i)(7), the entire proposal must be omitted. In the present case, the Proposal seeks to compel Tyson to substantially alter its ordinary business practices by replacing its current slaughtering method with controlled-atmosphere killing. Although the Proposal does touch on social policy considerations (i.e., animal welfare), those considerations do not transcend day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. Consequently, the Proposal should be excluded in its entirety pursuant to Rule 14a-8(i)(7).

Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if Tyson excludes the Proposal from its 2010 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide you with any additional information and answer any question that you may have regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the determination of the Staff's final position.

Please do not hesitate to call me at (501) 975-3133 if I can be of any further assistance in this matter. In my absence, you may contact my partner, Chris Pledger, at (501) 975-3112.

Thank you for your consideration.

Respectfully Submitted,

Daniel L. Heard

cc: R. Read Hudson, Vice President, Associate General Counsel and Secretary, Tyson Foods, Inc.

Ms. Stephanie Corrigan
Corporate Liaison, PETA Corporate Affairs
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

Enclosures

EXHIBIT A

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

August 28, 2009

R. Read Hudson
Secretary
Tyson Foods Inc.
2210 West Oaklawn Drive
Springdale, AR 72762

Dear Secretary:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2010 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley, confirming ownership of 616 shares of Tyson Foods Inc. common stock, most of which was acquired at least one year ago. PETA has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2010 shareholders meeting.

Please contact the undersigned if you need any further information. If Tyson Foods Inc., will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 323-644-7382 ext 24 or via e-mail at StephanieC@peta.org.

Sincerely,

Stephanie Corrigan

Stephanie Corrigan, Corporate Liaison
PETA Corporate Affairs

Enclosures: 2010 Shareholder Resolution
Morgan Stanley letter

MorganStanley
SmithBarney

August 28, 2009

R. Read Hudson
Secretary
Tyson Foods Inc.
2210 West Oaklawn Drive
Springdale, AR 72162

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Material

Dear Secretary:

This letter serves as formal confirmation to verify that People for the Ethical Treatment of Animals is the beneficial owner of 391 shares of Tyson Foods Inc. common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of Tyson Foods Inc. for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me at (301) 765-6484.

Sincerely,

Mindy J. Mash
Sr. Reg. Associate
Morgan Stanley Smith Barney

2010 Shareholder Resolution Regarding Poultry Slaughter

RESOLVED, that to advance both Tyson Foods' financial interests and the welfare of its birds, shareholders encourage the Board to phase in controlled-atmosphere killing (CAK), a less cruel method of slaughter, within a reasonable timeframe.

Supporting Statement

Tyson Foods' current slaughter method is cruel and inefficient; please consider the following:

- Tyson Foods uses electric immobilization in all its slaughterhouses. This involves shackling live birds, shocking them with electrified water, cutting their throats, and removing their feathers in tanks of scalding-hot water.
- Birds routinely suffer broken bones, bruising, and hemorrhaging during the shackling process, which lowers product quality and yield.
- Because the current in the "stun" bath is kept too low to effectively render birds unconscious, they are merely paralyzed and have their throats cut while still able to feel pain.
- Birds are often scalded to death in defeathering tanks. When this happens, they defecate in the tanks, further decreasing yield and increasing contamination of the next birds to enter the tanks.
- Frenzied birds flap their wings, kick, vomit, and defecate on workers, leading to increased worker injuries and illness and poor overall ergonomics.

CAK improves the working environment for personnel, improves bird welfare, and provides carcass quality advantages. Consider the following:

- With CAK, birds are placed in chambers while they are still in their transport crates, and their oxygen is replaced with inert gasses (levels are monitored via sophisticated computers), efficiently and gently putting them "to sleep."
- Every published report on CAK concludes it is superior to electric immobilization in regard to animal welfare, as do numerous meat-industry scientific advisors, including Drs. Temple Grandin, Mohan Raj, and Ian Duncan.
- Because there is no live shackling or live scalding, product quality and yield (and animal welfare) are greatly improved. The manager of a CAK turkey plant in Ohio told *Poultry USA* says that since switching to CAK, his company is "starting to quantify the improvements in yield and labor, [and] see the benefits in wings, wing meat, and breast meat."
- Because workers do not handle live birds, ergonomics improve, injury and illness rates decrease, and opportunities for workers to abuse live birds are eliminated. The turnover at a Nebraska poultry plant dropped 75 percent after it installed CAK. "Before, every week there was a new person. Now, it's one of the nicer jobs in the plant," said the owner.

Many poultry retailers are moving toward CAK, including the following:

- Burger King, Popeye's, Wendy's, Hardee's, and Carl's Jr. give purchasing preference or consideration to chicken suppliers using CAK.
- Safeway, Harris Teeter, KFCs in Canada, and Winn-Dixie are already purchasing birds killed by CAK or have committed to doing so.
- McDonald's already has suppliers in Europe that use CAK.

CAK is the future—and as an industry leader, Tyson must get on board with this method or be left behind. We therefore urge shareholders to support this socially, ethically, and fiscally responsible resolution.

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

EXHIBIT B

SHAREHOLDER PROPOSAL

The shareholder proposal, which follows, is a verbatim submission by People for the Ethical Treatment of Animals (PETA) of 501 Front St., Norfolk, VA 23510 (who has notified the Company that it owns 248 shares of Class A Common Stock), for consideration by the shareholders of the Company. All statements therein are the sole responsibility of PETA.

Chickens raised for Tyson are violently abused during gathering and shackling and are forced to endure gruesome, painful deaths by archaic slaughter and stunning methods that often include scalding birds to death or slitting their throats while they are completely conscious, as other terrified birds look on and struggle to free themselves from their shackles. Workers at our plant in Heflin, Alabama, were recently documented ripping the heads off live chickens because they could not keep up with line speeds. Other birds were mutilated by the mechanical blade that was supposed to kill them and entered the scalding feather-removal tanks while still able to feel pain. Dr. Temple Grandin, North America's foremost expert on animal welfare, and who Tyson boasts trained the person assigned to investigate this incident, called the abuse at Heflin "a total failure on animal welfare."

The cruelty documented in Alabama, which is a stark contrast to our company's public claim that we are "committed to the well-being, proper handling and humane slaughter of all the animals used in our food products," stunned the public and tarnished our image. Other companies are starting to explore a new slaughter technology known as controlled-atmosphere killing (CAK), which drastically reduces the amount of suffering that birds endure, since it eliminates live dumping, live shackling, electrical stunning, and the possibility that animals will still be conscious when their throats are slit or they are scalded for feather removal. The CAK system also eliminates worker contact with live birds, thus removing any possibility of worker cruelty to animals.

CAK involves removing oxygen from the birds' environment and slowly replacing it with an inert gas, such as argon or nitrogen (which already make up about 80 percent of the air that we're breathing), putting the birds to sleep quickly and painlessly. CAK, which is currently being used by some of McDonald's suppliers in the United Kingdom, is a U.S. Department of Agriculture-approved method of slaughter and has been described by animal welfare experts as "the most stress-free, humane method of killing poultry ever developed." The technology also has positive worker, food-safety, and carcass-quality benefits, including increased meat yield and longer shelf life. It has even been shown that the money saved by switching to a CAK system would recoup the initial investment within a few years.

Resolved: Shareholders request that the board of directors issue a report to shareholders by August 2006, prepared at reasonable cost and omitting proprietary information, on the feasibility of Tyson phasing in controlled-atmosphere killing in all of our approximately 40 U.S. poultry slaughterhouses within a reasonable timeframe, with a focus on the animal welfare and economic benefits that this technology could bring to our company.

EXHIBIT C

SHAREHOLDER PROPOSAL

The shareholder proposal, which follows, is a verbatim submission by People for the Ethical Treatment of Animals (PETA) of 501 Front St., Norfolk, VA 23510 (who has notified the Company that it owns 248 shares of Class A Common Stock), for consideration by the shareholders of the Company. All statements therein are the sole responsibility of PETA.

Shareholder Resolution re Transparency on Movement Toward Controlled-Atmosphere Killing

WHEREAS Tyson kills birds with electric stunning, which involves dumping and shackling live birds, shocking them in an electrified water bath, slitting their throats, and defeathering them in scalding-hot water tanks; and

WHEREAS Tyson suffers financial losses by using electric stunning:

- Birds suffer broken bones, bruising, and hemorrhaging when they are dumped and shackled. This decreases carcass quality and meat yield.
- Birds flap about, and many miss the stun baths entirely; those who are shocked are merely immobilized and still feel pain afterward. Many birds also miss the killing blades. This means that live birds enter the scalding tanks, which decreases yield (these carcasses are condemned) and increases contamination (live birds defecate in tanks). Tyson also suffered negative branding when this abuse was documented at its Heflin, Ala., plant and published on www.TorturedByTyson.com.
- Workers handle live birds at each stage, exposing Tyson to legal and financial liabilities (Reuters reported that Pilgrim's Pride's stock price immediately dropped by nearly 6 percent—and by nearly 20 percent within 26 trading days—after video footage was released in which workers stomped on live birds, spit tobacco into their eyes, and spray-painted their faces). Accusations of similar abuse at a Tyson plant, made by a former employee, were the subject of a front-page article in the *Los Angeles Times*.

WHEREAS controlled-atmosphere killing (CAK) is USDA-approved and reduces the financial losses of electric stunning while improving animal welfare:

- With CAK, birds are placed into chambers while they're still in their transport crates, where oxygen is replaced with inert gasses (i.e., argon and nitrogen), efficiently and gently putting them "to sleep."
- CAK improves product quality and yield (birds suffer fewer broken bones and less bruising), shelf life (the decaying process is slowed down), and energy costs (refrigeration time and space needs are reduced). CAK reduces labor costs (better ergonomics mean less payout because of injury), carcass contamination (birds are dead when they are scalded, so they don't defecate in tanks), and the number of instances in which workers abuse birds (birds are dead before being handled).
- Every published review of CAK—including one conducted by McDonald's—concludes that it is superior to electric stunning for animal welfare, as do Dr. Temple Grandin, Dr. Ian Duncan, Dr. Mohan Raj, and other top industry advisors.

WHEREAS, although CAK is optimal for birds and profits, Tyson has yet to implement it anywhere. Tyson makes vague statements alleging movement toward CAK (i.e., that it "is actively working to research and evaluate and implement different methods of animal handling and care, including...CAK") yet has not shown the public or shareholders anything being done toward that end;

NOW, THEREFORE, BE IT RESOLVED that shareholders request that the board of directors make transparent to shareholders Tyson's progress to "research and evaluate and implement" CAK. This report should be prepared by the end of July 2007 at a reasonable cost and should omit proprietary information.

Source: TYSON FOODS INC, DEF 14A, December 26, 2006